Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-110259

PROSPECTUS SUPPLEMENT NO. 6
TO PROSPECTUS DATED MARCH 4, 2004





                        $500,000,000 Principal Amount of
                 3 5/8% Convertible Subordinated Notes Due 2023
                                       and
          Shares of Common Stock Issuable Upon Conversion of the Notes
                                 ______________

      This prospectus supplement relates to the resale by the selling securityholders (including their transferees, pledgees or donees or their successors) of up to $500 million aggregate principal amount of 3 5/8% Convertible Subordinated Notes due 2023 issued by Vishay Intertechnology, Inc. and the shares of common stock issuable upon conversion of the notes.

      This prospectus supplement should be read in conjunction with the prospectus dated March 4, 2004, as supplemented, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supercedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

      Investing in the notes or the common stock offered by the prospectus involves risks that are described in the "Risk Factors" section beginning on page 7 of the prospectus.

                                 ______________

      Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ______________

           The date of this prospectus supplement is November 1, 2004.

      The information in the table appearing under the heading "Selling Securityholders" beginning on page 54 of the prospectus, as supplemented, is amended by adding the information below with respect to persons not previously listed in the prospectus, and by superceding the information below with respect to persons previously listed in the prospectus.

      The following table sets forth certain information as of the date noted, concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of common stock that may be offered from time to time by each selling securityholder under this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each holder at an initial conversion price of $21.28 per share. This conversion price is subject to adjustments in certain circumstances. Because the selling securityholders may offer all or some portion of the notes or the common stock issuable upon conversion of the notes, we have assumed for purposes of the table below that the selling securityholders will sell all of the notes or convert all of the notes and sell all of the common stock issuable upon conversion of the notes offered by the prospectus. The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Information about the selling securityholders may change over time. Any changed information furnished to us by the selling securityholders will be set forth in prospectus supplements to the extent required.

                                                                Other Shares of
                                                                 Common Stock
                                                 Shares of        Beneficially
                                  Aggregate     Common Stock      Owned Before
                                  Principal       Issuable        the Offering
                               Amount of Notes     Upon          and Assumed to
                                 Beneficially    Conversion         be Owned
                                  Owned and        of the         Following the
Name*                              Offered         Notes**         Offering***
-----------------------------  ---------------  ------------     ---------------

Deutsche Bank Securities Inc(1)     500,000        23,496              0
S.A.C. Arbitrage Fund, LLC(2)     5,000,000       234,962              0






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*     Other selling securityholders may be identified at a later date.


      Certain selling securityholders are, or are affiliates of, registered broker-dealers. These selling securityholders have represented that they acquired their securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Each selling securityholder that is a registered broker-dealer is an "underwriter" within the meaning of the Securities Act of 1933.



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

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**    Assumes conversion of all of the holder's notes at a conversion rate of
46.9925 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment as described under "Description of Notes--Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the notes may change in the future. Excludes any additional shares of common stock that may be issued by us upon the repurchase of the notes and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under "Description of Notes--Conversion Rights" in the prospectus.

***   Based on the outstanding shares of Vishay as of October 29, 2004, none of the selling securityholders would beneficially own in excess of 1% of the outstanding shares following the sale of securities in the offering.

1     Deutsche Bank Securities Inc. is a registered broker-dealer and a publicly-held corporation. The information set forth in the table relating to Deutsche Bank Securities Inc. is as of October 20, 2004.

2     Pursuant to investment agreements, each of S.A.C Capital Advisors, LLC, a
Delaware limited liability company, and S.A.C. Capital Management, LLC, a Delaware limited liability company, share all investment and voting power with respect to the securities held by S.A.C. Arbitrage Fund, LLC. Mr. Steven A. Cohen controls both S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC. Each of S.A.C. Capital Advisors, LLC, S.A.C. Capital Management, LLC and Mr. Cohen disclaim beneficial ownership of any of the securities listed in the table. The information set forth in the table relating to S.A.C. Arbitrage Fund, LLC is as of October 18, 2004.


      Except as a selling securityholder, no selling securityholder listed in the above table has had any material relationship with us or any of our affiliates within the past three years.



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